UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

           Under the Securities Exchange Act of 1934 (Amendment No. 2)

                             CHELL GROUP CORPORATION
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.0467 PER SHARE
                         (Title of Class of Securities)

                                   163223 10 0
                                 (CUSIP Number)

                                  CAMERON CHELL
                                 CHELL.COM LTD.
                              500-630-8 AVENUE S.W.
                            CALGARY, ALBERTA T2P 1G6
                                  403.303.2345
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                  April 2, 2002
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No. 163223 10 0
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1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Chell.com Ltd.
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
      (a)  Not Applicable
      (b)  Not Applicable
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS (See Instructions) - Not Applicable


--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |X|

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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Canada
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        3,319,971
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            Not Applicable
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               3,319,971
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        Not Applicable
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,319,971
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES (See Instructions) - Not Applicable

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      17.89%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (See Instructions)

      CO
--------------------------------------------------------------------------------

Item 1. Security and Issuer

      The title of the class of equity securities of Chell Group Corporation, a New York corporation (the "Company"), to which this statement relates is the Company's Common Stock, par value $.0467 per share (the "Common Stock"). The address of the principal executive office of the Company is 14 Meteor Drive, Toronto, Ontario M9W 1A4.

Item 2. Identity and Background

(a) The Reporting Person is Chell.com Ltd. Exhibit "A" sets forth the name, address, present occupation, and citizenship of each officer and director of Chell.com Ltd.

(b) The business address of Chell.com Ltd. is 630-8 Avenue S.W., Suite 500, Calgary, Alberta, Canada T2P 1G6.

(c)   Chell.com Ltd. is a private holding company.

(d) During the last five years, neither Chell.com Ltd. nor any of the executive officers and directors of Chell.com Ltd. listed on Exhibit "A" has been convicted in a criminal proceeding.

(e) On November 6, 1998 Cameron Chell, CEO and Chairman of Chell.com Ltd. entered into a Settlement Agreement with the Alberta Stock Exchange to resolve a pending investigation into alleged breaches by Mr. Chell of Alberta Stock Exchange rules and bylaws. As part of the Settlement Agreement,(i) Mr. Chell acknowledged that he had breached certain duties of supervision, disclosure, or compliance in connection with various offers and sales of securities and (ii) Mr. Chell was prohibited from receiving Alberta Stock Exchange approval for a five year period, subjected to a CDN$25,000 fine and a three year period of enhanced supervision.

      Other than as disclosed in the foregoing paragraph, neither Chell.com Ltd. nor any of the executive officers or directors of Chell.com Ltd. listed on Exhibit "A" has, in the last five years, been a party to a civil proceeding of a judicial or administrative body and as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or prohibiting any violation of such laws.

(f) Chell.com Ltd. is a corporation organized under the laws of the Province of Alberta, Canada.

Item 3. Source and Amount of Funds or Other Consideration

      Not Applicable

Item 4. Purpose of Transaction

      Not Applicable

Item 5. Interest in Securities of the Issuer.

(a) As of the date hereof, Chell.com Ltd. owns of record 3,319,971 shares of Common Stock, or 17.89% of the Company's issued and outstanding shares of Common Stock;

(b) Chell.com Ltd. has the power to direct the vote and the power to direct the disposition of the 3,319,971 shares of Common Stock that are owned beneficially by Chell.com, Ltd.;

(c)   Not applicable.

(d) No person other than Chell.com Ltd and Cameron Chell, CEO and Chairman of Chell.com Ltd. is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the securities.

(e)   Not Applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      Pursuant to the Purchase Agreement by and between Chell.com Ltd and Michael J. Rice dated March 1, 2002 and the First Amendment to the Purchase Agreement by and between Chell.com Ltd and Michael J. Rice dated March 22, 2002, Chell.com Ltd sold an aggregate of 1,700,000 shares of Common Stock of Chell Group Corporation to Michael J. Rice at a price of $.50 per share.

      Pursuant to the Purchase Agreement by and between Chell.com Ltd. and Kevin Daly dated March 7, 2002, Chell.com Ltd sold 277,777 shares of Common Stock of Chell Group Corporation to Kevin Daly at a price of $.90 per share.

      Pursuant to the Purchase Agreement by and between Chell.com Ltd and Neil Andersen, dated February 28, 2002 Chell.com Ltd sold 200,000 shares of Common Stock of Chell Group Corporation at a price of $.50 per share

Item 7. Material to be filed as Exhibits.

      Attached as Exhibit A to this filing is a list of officers and directors of Chell.com Ltd.


Signature.

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  June 13, 2002


                                        /s/ Cameron Chell
                                        ---------------------------------
                                        Cameron Chell
                                        CEO & Chairman

                                   Exhibit "A"


Name                                Citizenship        Present
                                                       Principal Occupation
--------------------------------------------------------------------------------
Cameron Chell                       Canadian           Chairman and Chief
25192 Lower Spring Bank Road                           Executive Officer of
Calgary, AB T2N 2A7                                    Chell.com, Ltd.,
                                                       President and Chief
                                                       Executive Officer of
                                                       Chell Group Corporation

Linda Lomow                         Canadian           Secretary of
1302-34 Ave. SW                                        Chell.com Ltd.
Calgary, AB
T2T 2A7